Exhibit 99.1

Corporate Communications
CNH Industrial publishes its 2018 Corporate Calendar

London, January 31, 2018
CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) announces the following corporate calendar dates for 2018:

Date	Earnings releases

April 27	CNH Industrial results for 1st quarter 2018
July 26	CNH Industrial results for 2nd quarter and 1st half 2018
October 31	CNH Industrial results for 3rd quarter 2018

A conference call for investors and financial analysts is planned on the date of each earnings announcement, disclosed on a quarterly basis (as already announced to the market on March 4, 2014). This will be accompanied by a listen-only webcast and presentation available to the public.

The Annual General Meeting for the approval of CNH Industrial N.V.’s 2017 financial statements is scheduled for April 13, 2018.

The 2018 corporate calendar is available on the corporate website: www.cnhindustrial.com.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

CNH Industrial N.V. Corporate Office: 25 St James’s Street London, SW1A 1HA United Kingdom